Filed pursuant to Rule 433

Registration No. 333-182665

To Prospectus dated August 2, 2012 and

Preliminary Prospectus Supplement dated

January 17, 2013

Canadian Imperial Bank of Commerce

US$750,000,000 1.550% Senior Notes due January 23, 2018

Pricing Term Sheet

January 17, 2013

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Trade Date:	January 17, 2013

Settlement Date:	January 23, 2013 (T+3)

Expected Ratings*:	Aa2 (On Review for Downgrade**) / A+ (Stable) / AA- (Stable) (Moody’s / S&P / Fitch)

Aggregate Principal Amount Offered:	US$750,000,000

Maturity Date:	January 23, 2018

Price to Public:	99.919%

Coupon (Interest Rate):	1.550%

Interest Payment Dates:	January 23 and July 23 of each year, commencing on July 23, 2013

Optional Redemption:	The Bank may redeem all or part of the Notes at any time or from time to time on or after December 23, 2017 (30 days prior to the maturity date of the Notes), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, to, but not including, the date fixed for redemption.

Re-offer Yield:	1.567%

Spread to Benchmark Treasury:	78 basis points

Benchmark Treasury:	0.750% due December 31, 2017

Benchmark Treasury Price and Yield:	99-26 1/4; 0.787%

CUSIP/ISIN:	136069FA4 / US136069FA45

Joint Book-Running Managers:	Citigroup Global Markets Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

* Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

**On October 26, 2012, Moody’s Investors Service, Inc. (“Moody’s”) placed the long-term ratings of six Canadian banks, including the Bank, on review for downgrade expressing concerns about high consumer debt levels and elevated housing prices, macro-economic risks, capital markets activities and bank-specific factors. Moody’s indicated that following the review, the senior debt and deposit ratings of the banks were expected to generally be no more than one notch lower than the current ratings. The Bank cannot provide any assurance as to when Moody’s will complete its previously announced review or that following such review the Bank’s credit rating will not be downgraded. Each agency’s rating should be evaluated independently of any other agency’s rating.

The Bank has filed a registration statement (File No. 333-182665) (including a short form base shelf prospectus dated August 2, 2012) and a preliminary prospectus supplement dated January 17, 2013 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or CIBC World Markets Corp. toll-free at (800) 282-0822 or J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.